microsurgeonbot Inc.



ANNUAL REPORT

2355 Westwood Blvd.
Suite 961
Los Angeles, CA 90064
(310) 954 - 2049
http://msb.ai

This Annual Report is dated April 28, 2020

BUSINESS

MSBAI is an early-stage startup in Los Angeles California. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant augments team member abilities, in a manner expected to produce immense competitive advantages. Developing internal AI capabilities is an extremely costly investment that a large percentage of industry is already behind on, and we expect GURU adopters to achieve short term cost advantage, plus the long term capability advantage.

Previous Offerings

Between Dec 2018 and Dec 2019, we sold 46,848 shares of class B non-voting shares in exchange for $1.36 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

The company is pre-revenue and did not generate any revenues in 2019 and 2018. The company did incur a cost of developing the software paid to programmers, engineers and contractors that decreased to $13,433 in 2019 from $20,000 in 2018. The decrease in that cost was primarily due to our founder team absorbing more of these costs in 2019.

Marketing and sales increased to $14,246 in 2019 from $5,000 in 2018. The increase in marketing expenses was to bring awareness to our product in the marketplace. During 2019, our marketing strategy involved selling pre-paid commercial pilot projects, followed by channel partner vendor collaboration, and direct sales, which led to eventually achieving an online marketplace.

General and administrative expenses increased to $24,139 in 2018 from $13,015 in 2019. The growth in general and administrative was mainly due to fees related to our crowdfunding platform, which made up 58% of our general and administrative expenses during 2019.

The company's increased expenses in 2019 led to a net loss of $51,818, in 2019 compared to a loss of $38,015 in 2018.

Liquidity and Capital Resources

As of December 31, 2019, we have an accumulated deficit of $97,333 and cash of $14,566.. The Company intends to raise additional funds through equity financing.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

Net cash (used in) provided by:	2019	2018
Operating activities	$(51,553)	$(38,015)
Financing activities	$ 65,696	$ 33,860

Operating Activities

Cash used in operating activities increased to $51,553 from $38,015 for the years ended December 31, 2019 and 2018, respectively. The increase in cash used in operating activities was primarily due to a higher net loss.

Financing Activities

Cash provided by financing activities increased to $65,696 from $33,860 for the years ended December 31, 2019 and 2018, respectively. The increase in cash provided by financing activities was primarily due to the issuance of Class B Non-Voting Common Stock for cash through the Company's Regulation Crowdfunding offering during 2019.

Debt

Convertible SAFEs Notes
On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of $10,000. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). As of December 31, 2019, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Allan Grosvenor, age 45, has been Co-Founder, Chief Executive officer since 2017. Allan has worked in aviation, energy, and space launch for twenty years doing technology development, and leading teams at Numeca, Ramgen Power Systems, and Masten Space Systems. Prior to his role at Microsurgeonbot, he was a senior Engineer at Masten.

Martin Conlon, age 46, has been Co-Founder since 2017. Martin Conlon, PhD., has been developing technologies and leading engineering teams in biotech, aviation, and manufacturing for the past twenty years. He has worked in a broad range of organizations with World Heart, National Research Council, and Equispheres. Martin primary role is CTO at Equispheres.

Alan DeRosset, age 62, has been our IoT, Applications, Bizdev Advisor for since 2017. Alan's current primary role is Founder at BoXX Health.

Roxane Divol, age 47, has been our Bizdev Advisor since 2017. Roxane current primary role is Member Board of Directors, Wolverine Worldwide. She is currently on Silicon Valley Tech Leadership Board Member Global Fund For Women.

Kat Janowicz, age 44, has been our Energy Management and Efficiency Advisor since 2017. KAT's current primary role is President of 3COTECH Inc.

Beth Hagendorf, age 38, has been our Promotion Advisor since 2017. Beth's current primary role is an independent actor and TV producer/creator.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Allan D. Grosvenor 15520 Foothill Blvd, #26, Sylmar, California 91342	2,000,000 shares		31.04%
Common Stock	Martin J. Conlon 814-17 Aberdeen Street, Ottawa, ON Canada K1S 3J3	2,000,0000 shares		31.04%

RELATED PARTY TRANSACTIONS

There are currently no related party transactions

OUR SECURITIES

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001, of which 1,000,000 shares were converted to Class B Non Voting Common shares. As of December 31, 2018, and December 31, 2019, 6,000,000 and 4,000,000 of common shares have been issued and are outstanding respectively. As of December 31, 2019, 46,848 shares of Class B Non-Voting Common shares have been issued and outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

microsurgeonbot Inc.

By

/s/

Name: Allan Grosvenor

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Allan Grosvenor, Principal Executive Officer of microsurgeonbot Inc., hereby certify that the financial statements of microsurgeonbot Inc. included in this Report are true and complete in all material respects.

Principal Executive Officer

MICROSURGEONBOT INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Microsurgeonbot Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Microsurgeonbot Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 1, 2020
Los Angeles, California

MICROSURGEONBOT INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash, cash equivalents & restricted cash	$	14,566	$	845
Total current assets		**14,566**		**845**
Total assets	$	**14,566**	$	**845**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	265	$	-
Total current liabilities		**265**		**-**
Convertible note- SAFEs		9,979		-
Total liabilities		**10,244**		**-**
STOCKHOLDERS' EQUITY				
Common Stock		61		40
Additional Paid in Capital		108,995		46,320
Equity issuance costs		(7,401)		-
Retained earnings/(Accumulated Deficit)		(97,333)		(45,515)
Total stockholders' equity		**4,322**		**845**
Total liabilities and stockholders' equity	$	**14,566**	$	**845**

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	13,433	20,000
Gross profit	(13,433)	(20,000)
Operating expenses		
General and administrative	24,139	13,015
Sales and marketing	14,246	5,000
Total operating expenses	38,385	18,015
Operating income/(loss)	(51,818)	(38,015)
Interest expense	-	-
Income/(Loss) before provision for income taxes	(51,818)	(38,015)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (51,818)	$ (38,015)

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Common Stock Class A		Non Voting Class B Common Stock		Additional Paid in Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2017	4,000,000	$ 40	-	$ -	$ 12,460	$ -	$ (7,500)	$ 5,000
Contribution	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	33,860	-	(38,015)	(4,155)
Issuance of shares	-	-	-	-	-	-	-	-
Balance—December 31, 2018	4,000,000	$ 40	-	$ -	$ 46,320	$ -	$ (45,515)	845
Net income/(loss)	-	-	-	-	-	-	(51,818)	(51,818)
Issuance of shares	2,000,000	20	46,848	0	62,675	(7,401)	-	55,294
Balance—December 31, 2019	6,000,000	$ 60	46,848	$ 0	$ 108,995	$ (7,401)	$ (97,333)	$ 4,322

See accompanying notes to financial statements.

MICROSURGEONBOT INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (51,818)	$ (38,015)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Other current assets	-	
Accounts payable	265	-
Net cash provided/(used) by operating activities	**(51,553)**	**(38,015)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Convertible note-SAFEs	9,979	-
Equity issuance costs	(7,402)	
Proceeds from issuance of common shares	62,696	33,860
Net cash provided/(used) by financing activities	**65,274**	**33,860**
Change in cash	13,721	(4,155)
Cash, cash equivalents, and restricted cash—beginning of year	845	5,000
Cash, cash equivalents, and restricted cash—end of year	**$ 14,566**	**$ 845**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of debt into equity	$ -	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Microsurgeonbot Inc., was formed on May 22, 2017 ("Inception") in the State of Delaware   The financial statements of Microsurgeonbot Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Microsurgeonbot Inc., is an early-stage startup. We're focused on enabling engineers to do more by making it possible for people who have never used High Performance Computing before to leverage the power of HPC and perform new complex tasks. Our GURU engineering AI assistant will enable individuals to perform an array of expert tasks — served by specialist capability 'agents' which will increase their competitiveness, and make a radical scaling up of the implementation of energy efficiency measures more feasible.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. Restricted cash includes cash included in escrow accounts.

Income Taxes

Microsurgeonbot Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal

- 7 -

MICROSURGEONBOT INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Revenue Recognition

The Company will recognize revenues from software subscription revenues when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. The company is pre-revenue and did not recognized any revenues as of December 31, 2019 and 2018.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 1, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2018, and December 31, 2019, 6,000,000 and 4,000,000 of common shares have been issued and are outstanding for a value of $60 and $40 respectively.

Class B Non-Voting Common Stock

1,000,000 shares of the authorized 10,000,000 shares of common stock were converted to Class B Non-Voting shares. As of December 31, 2019, 46,848 shares of Class B Non-Voting Common shares have been issued and outstanding for a value of $0.47.

4. DEBT

Convertible SAFEs Notes

On October 14, 2019, the company issued a SAFE to Acharya Enterprises, LLC in the amount of $10,000. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the

"Conversion Amount"). As of December 31, 2019, the SAFE has not yet converted to equity. The entire notes have been classified as non-current. We deemed the conversion feature immaterial when considering whether to record a derivative instrument.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (15,018)	$ (2,653)
Valuation Allowance	15,018	2,653
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (20,324)	$ (2,653)
Valuation Allowance	20,324	2,653
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019 and December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on tax returns filed, or to be filed, through December 31, 2019, we had available approximately $60,708 in U.S. net operating loss carryforwards, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Since the Company is not profitable, we have assessed full valuation allowance against deferred tax assets.
The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

MICROSURGEONBOT INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

6.   RELATED PARTY

There are currently no related party transactions

7.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company did not enter into any operating leases as of December 31, 2019 and December 31, 2018.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, and December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 1, 2020, the date the financial statements were available to be issued.

In February 2020, the company issued additional 386,629 shares of common stock for a value of $3.87.

Subsequent to December 31, 2019, the Company continue to sell 78,676 shares of Class B Non voting common stock through its Regulation Crowd Funding ("Reg D") and is extending its campaign to Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $106,446.36 and had a subscription receivable of $550.8 related to the sale of these shares as March 30, 2020. In connection with this offering, the Company incurred offering costs of $15,891.37, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has an accumulated deficit of $97,333 and $45,515 as of December 31, 2019 and 2018.

MICROSURGEONBOT INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEARS ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.